Exhibit 99.1

MAAS Announces Strategic Expansion into Healthcare and Wellness with Acquisition of Carve Group Ltd

CHENGDU, China, August 28, 2025 (GLOBE NEWSWIRE) -- Maase Inc. (NASDAQ: MAAS) (“MAAS” or the “Company”) today announced the successful completion of its strategic acquisition of 100% equity interests in Carve Group Ltd (the “Target Company” or the “Carve Group”). The transaction, previously disclosed in the Company’s Form 6-K filed on July 29, 2025, was formally consummated on August 27, 2025.

Pursuant to the transaction agreement dated July 28, 2025, MAAS has acquired all equity interests in the Target Company from its existing shareholders, Golden Brighter Limited (“GBL”), WJ Management Company Limited (“WJM”), and Union Chief Limited (“UCL”) (collectively, the “Sellers”). As consideration, MAAS issued an aggregate of 195,894,609 Class A ordinary shares with a par value of US$0.09 per share (the “Consideration Shares”), at an issue price of US$1.50 per share. As of August 27, 2025 (the “Closing Date”), the Company had a total of 221,811,850 ordinary shares outstanding, consisting of 215,145,182 Class A ordinary shares and 6,666,668 Class B ordinary shares. The Sellers collectively hold 195,894,609 Class A ordinary shares of the Company, representing approximately 88.32% of the total issued share capital and approximately 22.22% of the total voting power. Among the Sellers, GBL and WJM each hold 93,049,939 shares, representing approximately 41.95% of the total issued share capital and approximately 10.55% of the total voting power, respectively. The shareholdings of GBL and WJM are subject to a five-year lock-up period. Following the acquisition, MAAS indirectly holds full ownership of Carve Group’s wholly-owned subsidiaries, Zhongshen Resources Development (Liaoning) Co., Ltd. (“Zhongshen”) and Glyken Bird Nest Technology (Shenzhen) Co., Ltd. (“Glyken”).

Zhongshen holds the land use rights for 111 mu of premium forest land in the core wild ginseng growing region of Hengren County, Liaoning Province, with over 19,000 scarce wild-grown ginseng roots aged over 40 years, establishing it as a provider of scarce upstream traditional Chinese medicine resource.

Glyken, owns the bird’s nest biotechnology factory in the Guangxi Free Trade Zone, it possesses an SC food production certification and an annual production capacity of 10 tons of bird’s nest peptides. Its product portfolio covers anti-aging, precision nutrition, functional food/beverages, and skincare, making it a benchmark in the bird’s nest biotech platform.

Leveraging Zhongshen’s scarce medicinal resources and Glyken’s biotechnology platform, MAAS will use modern biotechnology to scientifically upgrade traditional wellness products. This move establishes its presence in the healthcare and wellness space and underscores its commitment to building a globally competitive health product and service ecosystem.

About Maase Inc.

Founded in 2010 and formerly known as Highest Performances Holdings Inc., we have evolved with a vision to become a leading provider of intelligent technology-driven family and enterprise services. Our mission is to enhance the quality of life for families worldwide by leveraging two primary driving forces: technological intelligence and capital investments. We are dedicated to investing in high-quality enterprises with global potential, focusing on areas such as asset allocation, education and study tours, healthcare and elderly care, and family governance.

We currently hold controlling interests in two leading financial service providers in China. The first is AIFU Inc., a technology-driven independent financial service platform traded on the Nasdaq. The second is Puyi Fund Distribution Co., Ltd., an independent wealth management service provider.

Forward-looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When MAAS uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from MAAS’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: MAAS’s ability to obtain proceeds from the Agreement; MAAS’s goals and strategies; MAAS’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the third-party wealth management industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets MAAS serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by MAAS with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in MAAS’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. MAAS undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Maase Inc.

Tel: +86-028-86762596

Email: ir@puyiwm.com

Maase Inc.